ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1,

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Shou-Kang Chen

Chief Financial Officer

August 4, 2009

Via FACSIMILE and EDGAR

Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 3030

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	ChipMOS TECHNOLOGIES (Bermuda) LTD.
Form 20-F for the fiscal year ended December 31, 2008
Filed June 4, 2009
File No. 000-31106

Dear Mr. Cascio:

We are responding to the Staff of the Division of Corporation Finance (the “Staff”)’s letter dated July 21, 2009, regarding the above-referenced filing of ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda” or the “Company”). We set forth below our response to the comment in the letter. For ease of reference, we have included Staff’s comment in its entirety in bold preceding our corresponding response.

Form 20-F for the fiscal year ended December 31, 2008

Note 25. Summary of Significant Differences Between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States, page F-44

1.

We reference your response to prior comment 6 in our letter dated June 30, 2009 which states that you classify gains on disposal of plant and equipment, disposal of land use rights, and disposal of scrap material and tooling as non-operating income under

Brian Cascio

Division of Corporation Finance

August 4, 2009

ROC GAAP and US GAAP. We also see that you present impairment losses on property and equipment, other assets, and goodwill as non-operating expenses under ROC GAAP and US GAAP. Please tell us how your presentation as non-operating under US GAAP complies with the guidance of SAB Topic 5(P)(3), which states that charges which relate to activities for which the revenues and expenses have historically been included in operating income should generally be classified as an operating expense, separately disclosed if material.

Response to Comment 1:

We wish to advise the Staff that we followed ROC GAAP requirements in classification of gains on disposal of plant and equipment, disposal of land use rights, and disposal of scrap material and tooling as non-operating income; and impairment losses on property and equipment, other assets, and goodwill as non-operating expenses on page F-51 as these items represent revenue and expenses not arising from ordinary operating activities. After consideration of Staff Accounting Bulletin Topic 5(P)(3), we note that our current presentation on page F-51 did not conform with the guidance of SAB Topic 5(P)(3). In our future filings, we will classify gains on disposal of property, plant and equipment, and land use rights, and disposal of scrap material and tooling as operating income and we will classify impairment losses on property, plant and equipment, other assets and goodwill as operating expenses in accordance with SAB Topic 5(P)(3) under US GAAP in future filings.

The following table illustrates the effect on note 25 of the financial statements on page F-51 if the above reclassifications were made:-

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Net revenue	20,375,187	23,597,598	17,010,162	519,236
Cost of revenue	(14,270,950)	(17,496,720)	(17,068,345)	(521,012)

Gross profit (loss)	6,104,237	6,100,878	(58,183)	(1,776)

Other operating income	96,262	149,444	193,955	5,920
Operating expenses	(1,836,695)	(2,171,153)	(6,571,724)	(200,602)

Income (loss) from operations	4,363,804	4,079,169	(6,435,952)	(196,458)
Non-operating income (expenses) – net	(878,941)	261,720	(815,465)	(24,892)

Income (loss) before income tax	3,484,863	4,340,889	(7,251,417)	(221,350)

Net income (loss)	1,253,106	2,901,670	(7,177,661)	(219,098)

Brian Cascio

Division of Corporation Finance

August 4, 2009

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 886-3-563-3988 or Remsen Kinne of K&L Gates LLP, the Company’s legal counsel, at (415) 882-8200 to discuss this letter.

Sincerely,

ChipMOS TECHNOLOGIES (Bermuda) LTD.

/s/ Shou-Kang Chen
Shou-Kang Chen
Chief Financial Officer